UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2018

Information on the Company

Name of the Company

Banco Bradesco S.A.

Headquarters’ Address

Núcleo Cidade de Deus, Vila Yara, Osasco, SP

Web Address

www.bradesco.com.br

Investor Relations Officer

name:	Alexandre da Silva Glüher
email:	diretoria.executiva@bradesco.com.br
phone:	(5511) 3681.4011

Responsible for the Investor Relations Department

name:	Carlos Wagner Firetti
email:	investidores@bradesco.com.br
phone:	(5511) 2194-0921

Newspapers (and location) in which we publish our corporate acts

Official Gazette of the State of São Paulo and Valor Econômico, both in São Paulo

Financial Statements and Consolidated Financial Statements for the year ended on December 31, 2017

Event

Date

Submitting to B3, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)

February 1, 2018

Publication

February 6, 2018

Standardized Financial Statements - SFS for the year ended on December 31, 2017

Event

Date

Submitting to B3, CVM and making available to the shareholders (Website)	February 1, 2018

Financial Statements in IFRS for the year ended December 31, 2017

Event

Date

Submitting to B3, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)	March 8, 2018

Form 20-F for the fiscal year ended on December 31, 2017

Event

Date

Submitting to B3, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)	April 30, 2018

Reference Form for the year ended December 31, 2017

Event

Date

Submitting to B3, CVM and making available to the shareholders (Website)	May 30, 2018

January 8, 2018

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2018

.2.

Financial Statements and the Consolidated Financial Statements for the semester ended on June 30, 2018

Event

Date

Submitting to B3, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)	July 26, 2018
Publication	August 15, 2018

Disclosure of the Results

Quarterly Information – ITR Consolidated Quarterly Financial Statements (Portuguese and English)

Event

Date

Submitting to B3, CVM, SEC, NYSE, LATIBEX and making available to the shareholders (Website)
Annual/2017	February 1, 2018
For the 1st quarter/2018	April 26, 2018
For the 2nd quarter/2018	July 26, 2018
For the 3rd quarter/2018	October 31, 2018

Public Meeting with Analysts and Investors
Event: Public Meeting with analysts and investors, open to other stakeholders
Date / Time / Venue
April 2, 2018 (Monday) - Osasco, SP Bradesco Day Núcleo Cidade de Deus, Prédio Vermelho, Vila Yara - Auditório da Diretoria Executiva (Board of Executive Officers’ Auditorium)

January 8, 2018

Banco Bradesco S.A.

Annual Calendar of Corporate Events - 2018

.3.

Annual/Special Shareholders' Meetings scheduled

Event

Date

Annual and Special Shareholders' Meetings

Submitting to B3, CVM, SEC, NYSE and LATIBEX the Call Notices and the Proposals of the Board of Directors, including the information required by CVM Instructions No. 480 and 481, from December 7 and 17, 2009.

February 7, 2018
	Publication of the Call Notices	February 8, 9 and 10, 2018
	Date of the Annual and Special Shareholders Meetings	March 12, 2018
	Submitting to B3, CVM, SEC, NYSE and LATIBEX the main resolutions of the Annual and Special Shareholders Meetings	March 12, 2018
	Submitting to B3 and CVM the Minutes of the Annual and Special Shareholders Meetings	March 21, 2018

Monthly Interest on Shareholders’ Equity in conformity with the System for Monthly Payment to Shareholders

Reference Month

Declaration Date and

Record Date of Right

“Ex-Right”

 Date

Payment Date

January	Jan. 2, 2018	Jan. 3, 2018	Feb. 1, 2018
February	Feb. 1, 2018	Feb. 2, 2018	Mar. 1, 2018
March	Mar. 1, 2018	Mar. 2, 2018	Apr. 2, 2018
April	Apr. 2, 2018	Apr. 3, 2018	May 2, 2018
May	May 2, 2018	May 3, 2018	Jun. 1, 2018
June	Jun. 1, 2018	Jun. 4, 2018	Jul. 2, 2018
July	Jul. 2, 2018	Jul. 3, 2018	Aug. 1, 2018
August	Aug. 1, 2018	Aug. 2, 2018	Sep. 3, 2018
September	Sep. 3, 2018	Sep. 4, 2018	Oct. 1, 2018
October	Oct. 1, 2018	Oct. 2, 2018	Nov. 1, 2018
November	Nov. 1, 2018	Nov. 5, 2018	Dec. 3, 2018
December	Dec. 3, 2018	Dec. 4, 2018	Jan. 2, 2019
Type of Share		Per Share
		Gross	Net
Common Share		R$0.017249826	R$0.014662352
Preferred Share		R$0.018974809	R$0.016128588

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice-President,

Chief Risk Officer (CRO) and

Investor Relations Officer

January 8, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 8, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.